                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                          For the month of April, 1999

                      Sparkling Spring Water Group Limited
                      ------------------------------------
                  200 Sea Pines Rd., Bellingham, WA, USA 98226
                  --------------------------------------------
                    (Address of principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]



                Form 20-F       X                      Form 40-F
                            --------                              --------

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.]



                         Yes                           No           X
                            --------                            --------

         On April 12, 1999, Sparkling Spring Water Group Limited issued a press release announcing its record revenue for 1998 and improved 1st quarter 1999 performance.

Exhibit I Press release dated April 12, 1999 announcing record revenue for 1998 and improved 1st quarter 1999 performance.




                           SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


       Sparkling Spring Water Group Limited


                        By:
                                          ------------------------------------
                        Name:             David M. Arnold
                        Title:            Vice President Finance, Treasurer


Date:    April 16, 1999

                                                                     EXHIBIT I
PRESS RELEASE (For Immediate Release)                            April 12, 1999

            SPARKLING SPRING WATER GROUP LIMITED ANNOUNCES
                         RECORD REVENUE FOR 1998
                IMPROVED 1ST QUARTER 1999 PERFORMANCE

                          (ALL CURRENCY AMOUNTS IN US$)

VANCOUVER, B.C. ---- Sparkling Spring Water Group Limited announced full-year 1998 financial results which included record revenue of $57 million, up over 35% from 1997. The Company also announced that the strong growth trends continued in the first quarter of 1999 with revenue expected to be up at least 22% over the 1st quarter 1998.

The Company announced today that 1998 revenue was $57.0 million up approximately 35% from 1997. Earnings before depreciation, amortization, acquisition integration, interest and tax (adjusted EBITDA) were $12.3 million up approximately 10% from 1997. EBITDA was adversely impacted by $2.8 million in previously announced charges taken in the fourth quarter and $3.4 million in the full year for increased receivable reserves, write-down of inventory and accounting issues at one subsidiary. After these charges the Company reported a net loss of $8.1 million in 1998 versus a $5.4 million loss in 1997 (see attached "Table 1").

"As previously announced, Sparkling Spring faced several challenges in 1998 arising from its rapid growth and acquisition strategy. However, our concentrated focus on internal operations, improvement of accounting controls and working capital management is beginning to show signs of paying off," said G. John Krediet, Chairman. Mr. Krediet added, "Our strong first quarter underscores our prospects for significant improvement in EBITDA in 1999."

The 1998 year-end customer location count of approximately 156,000 was up approximately 35% from the 1997 year-end level. However, the Company expects to revise its customer location count downward in the first quarter by approximately 8,000 as it has tightened its definition to exclude all customers that have not purchased water in the last 84 days. This adjustment is preliminary and principally relates to the Western Canadian operations where new computer systems have enabled the Company to better track its customer base.

The Company also announced preliminary results for the first quarter of 1999 ending March 31. Revenues are expected to be up at least 22% over 1998. EBITDA will be up over 23% although operating income is expected to be about equal to last year due to significantly higher depreciation and amortization charges. Interest expense will be down about $500,000 as the company experienced an approximate $1,000,000 reduction in interest expense from the mark-to-market of its currency swap position in the first quarter of 1999 versus 1998.

Pro-forma first quarter revenues and EBITDA (including results from operations not owned in the first quarter of last year) are estimated to be up over 8% and 9% respectively. These improved results were achieved despite weak currencies with both the Canadian Dollar and Pound Sterling down from last year depressing the revenue and EBITDA growth rates by about 3%. Final 1st quarter results are expected to be released in mid-May.

Commenting on the preliminary first quarter results, Mr. Stewart Allen, President of Sparkling Spring noted, "Over the last few months the Company has purposely reduced its focus on growth in customer location base and has concentrated on improving operating performance. The results are starting to show in the first quarter. While we still have more work to do to improve working capital management, I remain confident that we will see further substantial improvements in operating results over the balance of 1999."

Page 2: SSWGL Press Release

At fiscal year end, the Company continued to enjoy strong liquidity, with cash in excess of US $9 million approximately $2 million more than borrowings on its senior credit line. At the end of the first quarter, the Company also had approximately $2 million more cash than outstanding loans on its senior credit lines. The charges taken in the fourth quarter of 1998 resulted in the Company being in non-compliance of one of its covenants on its Senior Bank loan. The Company is in discussions with its Bank regarding modification of the Loan Agreement and is seeking to obtain a waiver of that covenant.

Sparkling Spring is a leading producer and distributor of bottled water to the home and office segment now serving approximately 149,000 customer locations. The Company does business as "Nature Springs" in England, "Water at Work" in Scotland, "Sparkling Springs" in the Atlantic Provinces of Canada, "Canadian Springs" and "Springfield Water" in British Columbia Canada, "Cullyspring" and "Crystal Springs" in Washington State and "Crystal Springs" in Oregon State.

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements as defined by the Private Securities Reform Act of 1995, which are inherently subject to various risks and uncertainties. These include, without limitation, the following: (i) the Company's plans, strategies, objectives, expectations and intentions are subject to change at any time at the discretion of the Company, (ii) the Company's ability to expand by acquisitions is dependent upon, and may be limited by, the availability of suitable acquisition candidates and the availability of financing therefor on suitable terms;
(iii) the Company's ability to obtain financing will be affected by restrictions contained in the Indenture and the Company's other existing and future financing arrangements; (iv) the Company's proposed expansion strategy will be substantially dependent upon the Company's ability to hire and retain skilled management, financial, marketing and other personnel; (v) the Company's plans and results of operations will be affected by the Company's ability to successfully manage growth (including monitoring operations, controlling costs and maintaining effective quality and inventory controls;
(vi) the market for attractive acquisitions in the bottle water industry is becoming increasingly competitive, which could make the Company's acquisition strategy more difficult to achieve; (vii) the Company's operations are subject to the jurisdiction of various governmental and regulatory agencies which regulate the quality of drinking water and other products and any failure by the Company to comply with existing and future laws and regulations could subject the Company to significant penalties or impose additional costs on the Company or otherwise have a material adverse affect on its financial position or results of operations; (viii) any interruption in the availability of water to the Company from municipal sources and local natural springs could have a material adverse affect on the Company's operations until suitable replacement sources are located; (ix) risks associated with issues surrounding Year 2000 for the Company, its customers and suppliers; and (x) other risks and uncertainties indicated from time to time in the Company's filings with the SEC.


CONTACT:
K. DILLON SCHICKLI
Sparkling Spring Water Group Limited
c/o C.F. Capital Corporation
200 Sea Pines Rd
Bellingham, WA 98226
360-671-2602
Fax:  360-671-2604

                                      TABLE 1



                        SPARKLING SPRING WATER GROUP LIMITED

                        CONSOLIDATED STATEMENT OF OPERATIONS

                            YEAR ENDED DECEMBER 31, 1998
                                (US $ IN THOUSANDS)

                                                     YEAR ENDED            % OF       YEAR ENDED        % OF        % CHANGE
                                                  DECEMBER 31, 1998      REVENUES   DECEMBER 31, 1997  REVENUES     98 VS 97
                                                  -----------------      --------   -----------------  --------     ---------
REVENUE:
  WATER                                           $          36,196        63.5%     $         25,507     60.6%        41.9%
  RENTAL                                                     13,715        24.0%               10,346     24.6%        32.6%
  OTHER                                                       7,135        12.5%                6,221     14.8%        14.7%
                                                   ----------------                   ---------------                  -----
    TOTAL REVENUE                                            57,046       100.0%               42,074    100.0%        35.6%

COST OF SALES:
  WATER                                                       6,548        11.5%                5,294     12.6%        23.7%
  OTHER                                                       3,472         6.1%                2,698      6.4%        28.7%
                                                   ----------------                   ---------------                  -----
    TOTAL COST OF SALES                                      10,020        17.6%                7,992     19.0%        25.4%

GROSS PROFIT                                                 47,026        82.4%               34,082     81.0%        38.0%

EXPENSES:
  SELLING, DELIVERY & ADMIN.                                 34,677        60.8%               22,870     54.4%        51.6%
  ACQUISITION INTEGRATION CHARGE(1)                           1,828         3.2%                 -         0.0%
  DEPRECIATION & AMORTIZATION                                 8,880        15.6%                5,691     13.5%        56.0%
                                                   ----------------                   ---------------                  -----

OPERATING PROFIT                                              1,641         2.9%                5,521     13.1%       -70.3%

INTEREST EXPENSE (2)                                          9,714        17.0%                5,018     11.9%        93.6%
REDEMPTION OF STOCK OPTIONS                                     -           0.0%                4,588     10.9%         N/M
                                                  -----------------                  ----------------                --------
INCOME BEFORE INCOME TAXES                                   (8,073)      -14.2%               (4,085)    -9.7%         N/M

EXTRAORDINARY ITEM                                                          0.0%                 (834)    -2.0%         N/M
RECOVERY/(PROVISION)FOR INCOME TAXES                            -           0.0%                 (439)    -1.0%         N/M
                                                  -----------------                  ----------------                --------
NET INCOME / (LOSS)                               $          (8,073)      -14.2%     $         (5,358)   -12.7%         N/M
                                                  -----------------                  ----------------                --------
                                                  -----------------                  ----------------                --------

"EBITDA" (Includes add back of Acquisition
   Charge)                                        $          12,349        21.6%     $         11,212     26.6%        10.1%

EXCHANGE RATES - AVERAGE
-------------------------------------------
English Pound                                                1.6573                            1.6384                   1.2%
Canadian Dollar                                              0.6740                            0.7223                  -6.7%
EXCHANGE RATES - ENDING
-------------------------------------------
English Pound                                                1.6628                            1.6424                   1.2%
Canadian Dollar                                              0.6504                            0.6997                  -7.0%




(1) Includes expenses related to the closing of acquired facilities, blending of delivery routes, conversion of computer systems, severance, relocation and other costs related to the acquisitions completed in 1998.
(2) Interest Expense was reduced in 1998 by $2,529 due to the increase in the net value of the Company's currency swaps from fluctuating interest rates, market volatility and the drop in value of the Canadian Dollar offset somewhat by an increase in the Pound Sterling.